EXHIBIT 99.1

LCM Partners and Brookfield Asset Management enter into strategic partnership

LONDON and TORONTO, March 21, 2018 (GLOBE NEWSWIRE) -- LCM Partners (“LCM”), a  European alternative credit investment manager, announces that it has entered into a strategic partnership with Brookfield Asset Management Inc. (TSX:BAM.A) (NYSE:BAM) (Euronext:BAMA) (“Brookfield”), a leading  global alternative asset manager, aimed at jointly growing LCM’s leading asset management and credit servicing business globally.

Under the terms of the agreement, Brookfield will acquire a 25% strategic interest in Link Financial Group, which comprises both LCM and its sister companies which operate a pan-European loan servicing platform under the Link Financial brand, with an option to acquire another 24.9% interest over time.

Link Financial Group was established in the UK in 1998 and has since grown across 10 European offices to become a leading alternative investment manager focussed on credit, and specialised in investing in and servicing consumer, SME, auto, leasing  and commercial loans. The firm employs approximately 700 people and has acquired over 2,500 portfolios of performing, rescheduled and non-performing loan portfolios since inception from major banking groups and financial institutions.

“We are very excited to announce our strategic partnership with Brookfield, with whom we can further develop our business, not only as one of Europe’s leading credit asset management and loan servicing firms but to become one of the pre-eminent firms  globally,” said Paul Burdell, CEO of LCM and Link Financial Group.

“With its highly complementary areas of investment expertise, global network spanning 100 offices in over 30 countries, strong distribution and capital strength, we are convinced that Brookfield is our ideal strategic partner. We are particularly excited at the prospect of working together to develop new investment opportunities for our clients, leveraging Brookfield’s global network, relationships and access to proprietary deal flow.”

“We are pleased to partner with LCM, a market leader with an established track record of  strong investment performance and long-term client relationships,” said Ralf Rank, Managing Partner, Brookfield.  “We look forward to working closely with LCM’s management team to support the growth of its platform via expansion into new markets, diversification of its product offering, and through pursuing investment opportunities leveraging the capabilities of both firms.”

Link Financial Group will continue to operate independently under the leadership of the existing management team who remain focussed on delivering excellent investment performance and best-in-class loan servicing for its clients.

The transaction, which is expected to close during the next quarter, is subject to customary regulatory approvals and closing conditions. The financial terms of the transaction have not been disclosed.

Spencer House Partners LLP acted as financial adviser to Link Financial Group.

Media Enquiries:

LCM Partners:
James Hogan
T: +44 203 198 8637
jhogan@lcmpartners.eu

Paul D Burdell
T: +44 203 457 5050
paulburdell@lcmpartners.eu

Brookfield:
Claire Holland
T: +1 416 369 8236
claire.holland@brookfield.com

Notes to Editors:

About LCM Partners

LCM is a leading European alternatives asset manager based in London, which specialises in buying whole loan consumer and SME credit portfolios. Offering unrivalled expertise in investing in and managing credit portfolios, LCM has approximately €3 billion of drawn and/or committed capital and has invested in over 2,500 portfolios of performing, re-scheduled and non-performing loans.

LCM has won several investment industry awards, including the European Pensions’ Alternatives Investment Manager of the Year 2017, which followed a double win at Private Debt Investor’s 2016 awards as European Distressed Debt Manager and European Fundraising for the year. These awards are testament to the track record the team has built, delivering an unleveraged IRR of 14.8% since 1999.

LCM is currently deploying capital for its LCM Credit Opportunities III strategy, for which fundraising closed in 2016 and launched its Strategic Origination and Lending Opportunities strategy ‘SOLO’ in March 2018.

For more information, please visit LCM’s website at www.lcmpartners.eu.

About Link Financial

Link provides European financial institutions, investors and other credit providers with loan management, debt purchase and standby servicing solutions. Link manages approximately 3 million customer accounts and €25 billion of corresponding assets, and employs some 700 people across 10 European offices.

Link was one of the founding members of the modern credit and collections industry in Europe and has been at the forefront of innovation ever since.
Link’s proprietary operational platform allows its business to service a range of asset types from within and outside the financial services industry.

For more information, please visit Link’s website at www.linkfinancial.eu.

About Brookfield

Brookfield Asset Management Inc. is a global alternative asset manager with over
US$285 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity.

Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit the company’s website at www.brookfield.com.